Exhibit 12.1

PRUDENTIAL FINANCIAL, INC.

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2012	2011	2010	2009	2008
	($ in millions)
Earnings:
Income (loss) from continuing operations before income taxes(1)	$677	$5,098	$4,235	$3,652	$(2,154)
Less:
Undistributed income (loss) of investees accounted for under the equity method	107	286	100	(172)	(1,026)
Interest capitalized	—	—	—	—	5

Adjusted earnings	570	4,812	4,135	3,824	(1,133)

Add fixed charges:
Interest credited to policyholders’ account balances	4,234	4,484	4,209	4,484	2,335
Gross interest expense(2)	1,389	1,315	1,224	1,168	1,401
Interest component of rental expense	96	93	69	69	64

Total fixed charges	5,719	5,892	5,502	5,721	3,800

Total earnings plus fixed charges	$6,289	$10,704	$9,637	$9,545	$2,667

Ratio of earnings to fixed charges(3)	1.10	1.82	1.75	1.67	—

(1)	Excludes earnings attributable to noncontrolling interests. The year ended December 31, 2009 includes a $2.247 billion pre-tax gain related to the sale of the Company’s minority joint venture interest in Wachovia Securities.
(2)	Interest expense on short-term and long-term debt. Includes interest expense of securities businesses reported in “Net investment income” in the Consolidated Statements of Operations, capitalized interest and amortization of debt discounts and premiums. Interest expense does not include interest on liabilities recorded under the authoritative guidance on accounting for uncertainty in income taxes. The Company’s policy is to classify such interest in income tax provision in the consolidated statements of operations.
(3)	Due to the Company’s loss for the year ended December 31, 2008, the ratio coverage was less than 1:1 and is therefore not presented. Additional earnings of $1,133 million would have been required for the year ended December 31, 2008 to achieve a ratio of 1:1.